September 10, 2008	Via Facsimile & Edgar
(202) 772-9368

Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Crimson Exploration, Inc.
Form 10-K/A1 for Fiscal Year Ended December 31, 2007
Filed August 8, 2008
Form 10-Q for Quarter Ended June 30, 2008
Filed August 12, 2008
Response Letter Dated July 17, 2008
File No. 000-21644

Dear Ms. Lam:

On behalf of Crimson Exploration Inc. (“Crimson” or the “Company”), we are hereby submitting our response to the Staff’s comment contained in its letter to Crimson dated September 4, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 3 – Oil and Gas Property, page 8

Comment

1.

We understand from your disclosure under this heading and in the Form 8-K that you filed on June 4, 2008 that you acquired producing properties and undeveloped acreage in South Texas from Smith Production Inc. on May 29, 2008. If this is correct, the terms of the acquisition indicate that this may have been a significant transaction for which you would need to have filed financial statements by August 14, 2008. Our views about the need for financial statements covering working interests in producing oil and gas properties are set forth on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P483_117161

If you do not believe that financial statements are required, please submit details necessary to understand your view; otherwise advise us of your intentions to comply.

Joanna Lam

United States Securities and Exchange Commission

September 10, 2008

Response

On May 2, 2008, we submitted a letter to the SEC to seek pre-clearance from the staff of the Securities and Exchange Commission (“the Staff”) regarding the requirement to provide certain audited historical financial statements of the acquired working interests in oil and natural gas properties (operated and non-operated) and related assets pursuant to Rule 3-05 of Regulation S-X (“Rule 3-05”). Specifically, we requested the Staff’s concurrence that, based on the facts presented in the pre-clearance letter, that the Properties acquired from Smith did not meet the substance of the significance threshold provided in Rule 3-05, and therefore, that providing audited financial statements was not required under Rule 3-05 for this acquisition (see attached letter to the SEC dated May 2, 2008).

A response letter was received from the SEC on May 9, 2008 where the SEC agreed not to object to the Company’s proposal to omit financial statements that might be required pursuant to Rules 3-05 and 11 of Regulation S-X for the acquired properties reported on Form 8-K filed June 4, 2008. Based upon this pre-clearance letter received from the SEC, and the facts supporting Crimson’s request for no action relief as documented in the Company’s letter to the SEC dated May 2, 2008, we concluded that the terms of the acquisition did not constitute a “significant transaction”, and as a result Rules 3-05 and 11 of Regulation S-X were not applicable for this transaction. Additionally, the facts supporting Crimson’s request for no action relief did not change significantly or materially as of the Final Closing Statement date, August 1, 2008 nor as of August 14, 2008, the final date that the financial statements would have been required to have been filed.

Please let us know if this addresses your concerns raised in your letter to us dated September 4, 2008. We are available to respond to questions or furnish additional information that you may request. I may be reached by phone at (713) 236-7400 or fax (713) 236-4575. You can also contact me through email at jgrady@crimsonxp.com.

Sincerely,

CRIMSON EXPLORATION INC.

/s/ E. Joseph Grady

E. Joseph Grady

Senior Vice President and Chief Financial Officer